Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: October 27, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

Technip | FMC Technologies
Issue 2 October 2016

Integrate

MERGER NEWS FOR OUR EMPLOYEES



Surface Technologies revolves around sales, supply and installation of equipment and services

DISCOVERY

A compelling vision

As merger plans progress, Richard Alabaster, who will lead Surface Technologies, sees powerful synergies within the new company that can deliver a compelling value proposition to customers

THE key to success with the planned merger of Technip and FMC Technologies is careful, detailed planning. Members of the Executive Leadership Team have already planned the way the new company will look and, upon completion of the merger, will be overseeing its implementation.

One figure in this process is Richard Alabaster, currently FMC Technologies Vice President of Surface Technologies, who has recently been announced as President Surface Technologies of the new company following completion of the merger (see boxout overleaf). Richard is also an executive sponsor of integration planning with specific responsibility for integrated customer offering opportunities between Surface and Onshore/Offshore.

Richard, who is based in Houston, is a veteran of the business. The merger coincidentally marks his 25th anniversary with FMC Technologies and he explains that Surface Technologies operates in three main areas.

"Firstly, we supply equipment and services close to the wellhead. It could be onshore or offshore but it's nearly always above the surface. We don't go subsea, except to the extent that we manufacture shallow-water subsea products. In this upstream domain, we supply wellheads, trees, chokes and manifolds, and production equipment. We also supply well completion services, such as frac tree rental and well testing, and flowback.

"Secondly, we supply equipment and associated services into the midstream market – that is the transportation from upstream production to either refining or to other kinds of processing operations. We provide flow measurement equipment, and marine and railcar loading and offloading systems.

"The third domain we operate is in downstream of the refinery or the processing facilities. Again, we supply flow metering products and systems as well as truck loading and unloading systems."

CONTINUED OVERLEAF

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Surface Technologies products are enjoying considerable market success. The desander lifts the sand from fluid coming from the shale wells and the dewaterer takes the last of the oil from the water outflow


FMC Technologies

FROM PREVIOUS PAGE

Major portfolio

FMC Technologies' Surface Technologies revolves mostly around delivery and installation of standard products and services, rather than the execution of major projects, though it does supply some custom configured systems on a project basis. Shale oil and gas development, mainly in the U.S. and Argentina, is an important part of the portfolio, with the company's Surface Integrated Services unit having been created specifically to address this.

"Shale production is very different from conventional, and we've been working with customers to find ways to very efficiently provide them with equipment and services to drill and complete the wells. This is done very quickly and is highly industrial and repetitive. It's almost a manufacturing process."

The company's involvement in shale includes provision of wellheads, trees, temporary piping systems and flowback, separation and flow measurement equipment. "Flow processing has been a rapidly developing area with a lot of new techniques to make it less costly and faster. It lends itself well to the kind of efficient and compact technologies we have."

How does FMC Technologies differentiate itself from its competitors? "Firstly, it's about the quality of our products and services – we tend to provide higher end equipment. Then in shale, we bring an integrated approach in our compact and efficient technologies and also with multiple products and services, that significantly reduce the time and resources needed to complete the wells on a pad. Not a lot of companies can do that."

Products that Richard's team have brought to market and which are enjoying considerable success include the desander, which lifts the sand from fluid coming from the shale wells, and the bulk dewaterer, which takes the last of the oil from the produced-water outflow.

Compelling vision

Richard sees powerful synergies within the new merged company combining the skills and experience of FMC Technologies' Surface Technologies business and Technip's Onshore/Offshore capabilities.

"We have identified areas where we think we can bring a compelling value proposition to our customers. In shale, we can combine our efficient technologies, and Technip's process engineering and site construction capabilities. We will be able to significantly reduce the costs and the time required to put in place permanent production facilities.

"We also believe that, in the conventional offshore arena, we can again integrate our compact and efficient technologies into offshore fixed and floating platform design to create solutions that are smaller and weigh less. This will mean lower cost and

Publishers
FMC Technologies, Inc.
5875 N. Sam Houston
Parkway W. Houston, TX
77086
United States
Tel. +1 281 591 4000

Technip
CS 51650
89 avenue de la Grande
Armée
75773 Paris Cedex 16
Tel. +33 (0)1 47 78 24 00

Editors
Marcela Albuquerque
malbuquerque@technip.com
Nicola Cameron
Nicola.Cameron@fmcti.com

Published by
Connect Publications

Journalists
Andrew Collier
Richard Goslan
Stewart McRobert

Art Direction & Design
James Cargill

Find more information on your company intranet:
http://inside.net.fmcti.com
http://thelink.exnet.technip.com

All pictures are the property of FMC Technologies, Inc. and Technip or its employees, unless otherwise stated.

2

Issue 2 // October 2016



To find out more about FMC Technologies' desander and dewaterer technologies, visit:
bit.ly/InLineDeSander
bit.ly/InLineDeWaterer

shorter lead time for the customer."

At present, with the worldwide collapse in the price of oil, the industry is finding the market challenging. However, Richard sees this as an opportunity for the new merged entity.

"It's absolutely vital for our customers to find a permanent and sustainable reduction in the cost and time required to develop their reserves and bring their oil and gas to market. In order to be able to earn good returns for shareholders, the whole industry needs to change its approach.

"That means we need to simplify, eliminate redundancies and have far fewer interfaces. There needs to be far less duplication and greater standardization. And we need to use much more efficient, compact and lower cost technologies. That's what both Technip and FMC Technologies can bring as a combined company."

If there is one key message he wants to communicate to employees in both companies, it is that collaboration is critical. "We must undertake this merger with enormous urgency to realize our vision. We need to make an industry-changing impact on the economics of resource development for our customers.

"By collaborating, we can achieve that, bringing change with expertise and doing so fast. I'm very confident about the future." ■



Leadership qualities

Richard Alabaster has spent much of his working lifetime in the oil and gas industry. He was born in New Zealand and after graduating from the University of Auckland joined Schlumberger in Indonesia as a wireline engineer.

He later moved out of the sector for three years, returning to his homeland to work for a small start-up company. "When I did that, I got thrown into general management, and at that point I decided I wanted to be a business leader as opposed to an engineer."

Richard then went to France to undertake an MBA at the INSEAD graduate business school in Fontainebleau, near Paris. In 1992, he was recruited by FMC Technologies and joined the company's Loading Systems business unit in Sens, also in France.

He worked in various roles in this division until 2001, eventually being promoted to Operations Manager. Richard then went to Measurement Solutions, holding various general management roles over the next six years over operations in Germany, Norway, the United Kingdom and Texas.

In 2007 he returned to Loading Systems as President, based in France. In 2010 he moved to the U.S. as General Manager of the Fluid Control business, then going on to become General Manager of Surface Integrated Services in 2013.

Richard was appointed Vice President of Surface Technologies in 2015. In the new company following close of the merger, he will be President Surface Technologies, based in Houston, Texas.

3

Integrate



MUTUAL BENEFITS

Optimized performance and productivity

When it comes to manufacturing, Jean-François Niel, Group Senior Vice President, Global Manufacturing at Technip, is confident that integration with FMC Technologies will see shared benefits in both processes and procedures.

JEAN-FRANÇOIS NIEL, Group Senior Vice President, Global Manufacturing, Technip (below), has been working with Technip for 22 years, initially in technical positions and subsequently in managerial roles in France, Brazil and Malaysia before assuming responsibility for the company's original equipment manufacturing (OEM).

Technip was a pioneer in creating and developing the flexible pipe technology and has been a market leader in this field for more than 40 years. Jean-François is part of this successful journey. He has been involved in developing Technip's BEST (Better & Safer Together) approach to reinforce the company's reputation for quality, safety and dependability, to ensure the quality of its flexibles is the same, no matter where they are made, and to increase Technip's economic performance and productivity. "Following the 'one Technip' approach, I also created the One Manufacturing organization. Its mission is to ensure the alignment and sharing of best practice across all of our manufacturing units under our BEST strategic plan," he says.

"One Manufacturing covers technology, manufacturing processes, a common strategy for safety, IT tools, quality, global capex, suppliers, and logistics."

Jean-François says it is Technip's priority to promote a satisfying and fulfilling environment for its employees by following the company's values when it comes to doing the right thing, trusting the team, encouraging a fair return for all and building the future.

"To boost the synergy between our teams we are concentrating our efforts on implementing an internal social network, with a dedicated manufacturing web portal and common workspaces," he says.

"We are also always looking to develop our manufacturing plants and technologies, with new facilities in Brazil and Malaysia, expanded capacity and the ability to enable a high-performance multi-cultural working environment, connecting our teams around the world."



Shared competencies

Given his experience, Jean-François already sees synergies between Technip's and FMC Technologies' approaches to manufacturing and how the two companies can complement each other in the future.

"We both produce high-tech, leading-edge products which are adapted to the customer's final needs for each and every project, and are produced with standard components and standard process," he says. "The knowledge within both companies is also based on human competencies, and I'm positive we can benefit from sharing those."

Jean-François says Technip's plants are also comparable with FMC Technologies in terms of machines, processes and capabilities.

"We have four flexible pipe plants, in Vitória and Açu in Brazil, Le Trait in France, and Tanjung Langsat in Malaysia. Altogether, these facilities employ around 3,000 people, as part of the Subsea business segment.

"Technip offers a broad range of

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Left: Flexi France. The site encompasses the world’s first and largest unbonded flexible pipe manufacturing facility field-proven products and services. To ensure our leadership and increase the capacity to answer clients’ requirements, we have approximately 300 expert engineers working in our subsea research and development units.” Jean-François has first-hand experience of FMC Technologies, and is impressed both by the operations he witnessed and by the scope for the two companies to share their experience in manufacturing. “I had a chance to tour an FMC Technologies facility in Rio de Janeiro,” he says. “I came away with the belief that with FMC Technologies’ expertise in assembly facilities, we can learn a great deal from working together. I’m also very optimistic that we can collaborate in terms of developing lean manufacturing processes and programs that build on our respective business excellence.” Innovative technologies The pursuit of innovation is fundamental to both companies. Among the recent innovative and proprietary technology developed by Technip is the Integrated Production Bundle (IBP). It allows for the high-level flow assurance of hydrocarbon fluids in difficult conditions, such as viscous oil, deepwater, pressure constraints, from wellheads to surface treatment units. “The IPB is a flexible production riser including thermal insulation layers, additional hoses for gas lift or other services, active heating through electric cables and fluid temperature monitoring with optical fibers,” says Jean-François. “We have also developed carbon fiber armors, an exclusive technology for composite flexible risers that allows the replacement of the flexible pipe tensile steel armors with carbon fiber ones. That gives a much higher mechanical strength for a much lower weight and is a key enabler for tomorrow’s ultra deepwater application, offering excellent corrosion and fatigue resistance, ultimately leading to significant cost reduction. “Technip is also able to manufacture fl exible pipes for injection applications. These products are able to re-inject large quantities of gas and water, avoiding them being released into the environment and participating in responsible plans such as the capture of CO2.” Team spirit Outside of work, Jean-François enjoys karting, and recently took part with some manufacturing unit teams from Technip in a 24-hour competition. “We had a great team spirit, and our teams delivered an excellent performance,” he says. “I look forward to taking part in the future with our new colleagues from FMC Technologies.” ¦¦ Technip manufactures umbilicals (steel and thermoplastic), providing connections between subsea equipment and platforms or floating production systems enabling control from the surface Issue 2 // October 2016 5 “The knowledge within both companies is also based on human competencies, and I’m positive we can benefit from sharing these.” Jean-François Niel, Group Senior Vice President, Global Manufacturing, Technip

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.